FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement on the profit warning in respect of the first quarter of 2008 of Huaneng Power International, Inc. (the "Registrant"); and

2.	an announcement on the 18.62% increase of power generation in the first quarter of 2008;

each made by the Registrant on April 17, 2008.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

PROFIT WARNING IN RESPECT OF THE FIRST QUARTER OF 2008

Huaneng Power International, Inc. (the “Company”) and all members of the board of directors of the Company ensure the truthfulness, accuracy and completeness of this announcement and jointly and severally accept full responsibility for any factitious record, misleading statements or material omissions contained herein.

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.		Predicted results for the period in issue

	1.	Results prediction period: 1 January 2008 to 31 March 2008

2.
Results prediction position: The Finance Department of the Company predicts that the consolidated net profit attributable to the Company’s shareholders for the first quarter of 2008 will decrease by more than 50% compared to the same period of previous year.

	3.	The results prediction has not been audited by registered accountants.

II.		Results of the same period of previous year

1.	Consolidated net profit attributable to the Company’s shareholders: RMB 1,206,738,686

	2.	Earnings per share: RMB 0.10

III.		Reasons for the changes

The consolidated net profit attributable to the Company’s shareholders of the first quarter of 2008 is predicted to decrease by more than 50% compared to the same period last year. The decrease in the consolidated net profit attributable to the Company’s shareholders is due to the significant increase of thermal coal prices.

IV.		Risk warning

Details of the financial information will be disclosed in the Company's first quarterly report of 2008. Investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, PRC
17 April 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

POWER GENERATION INCREASES 18.62%
IN THE FIRST QUARTER OF 2008

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first quarter of 2008.

Based on the Company’s preliminary statistics, as of 31 March 2008, the Company’s total power generation based on a consolidated basis amounted to 46.103 billion kWh, an increase of 18.62% over the same period last year. The power generation of Yingkou Power Plant, Yuhuan Power Plant, Weihai Power Plant, Shanghai Shidongkou Second Power Plant, Changxing Power Plant, Luohuang Power Plant, Dezhou Power Plant increased significantly as compared to the same period last year.

The increase in power generation of the Company’s power plants was mainly attributable to the following reasons:

1.           The newly operated generating units and the newly acquired generating units contributed a substantial support to the growth of the Company’s power generation.

2.           The Company has increased its sales efforts and has optimized the renovation arrangement for its generating units, thus facilitating a growth in power generation.

3.           The steady increase in power demand in the regions where the Company’s power plants are located provided favorable market conditions for more power generation by the Company’s power plants.

The power generation of each of the Company’s power plants in the first quarter of 2008 was listed below (in billion kWh):

Power Plant	Power generation in the first quarter of 2008	Power generation in the first quarter of 2007	Change

Dalian	2.405	2.45	-1.84%
Fuzhou	2.04	1.686	21.00%
Nantong	2.16	1.852	16.63%

Shangan	1.628	1.478	10.15%
Shanghai Shidongkou Second	2.294	1.743	31.61%
Shantou Coal-fired	1.89	1.684	12.23%
Dandong	1.055	1.267	-16.73%
Nanjing	0.855	0.91	-6.04%
Dezhou	3.43	2.737	25.32%
Jining	0.654	0.827	-20.92%
Weihai	1.063	0.783	35.76%
Shanghai Shidongkou First	2.095	1.834	14.23%
Changxing	0.45	0.347	29.68%
Taicang	2.494	2.235	11.59%
Huaiyin	1.976	1.787	10.58%
Yushe	1.412	1.441	-2.01%
Qinbei	2.167	1.795	20.72%
Xindian	1.18	1.052	12.17%
Yingkou	2.608	1.154	126.00%
Jinggangshan	0.802	0.868	-7.60%
Yueyang	2.001	1.662	20.40%
Luohuang	3.247	2.552	27.23%
Pingliang	2.374	2.27	4.58%
Yuhuan	3.368	2.442	37.92%
Shanghai Combined Cycle	0.017	0.011	54.55%
Jinling	0.438	N/A	N/A

In addition, the Finance Department of the Company predicts that the consolidated net profit attributable to the Company’s shareholders for the first quarter of 2008 will decrease by more than 50% compared to the same period last year. The significant increase in thermal coal prices led to a decrease in the consolidated net profit attributable to the Company’s shareholders. Details of the financial information will be disclosed in the Company’s first quarterly report of 2008. Investors shall exercise caution when dealing in the shares of the Company.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Xu Zujian (Non-executive Director) Liu Shuyuan (Non-executive Director)

Beijing, the PRC
17 April 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    April 17, 2008